Mail Stop 3561

April 1, 2009

Mr. Adiv Baruch, Chairman and CEO
Pinpoint Advance Corp.
4 Maskit Street
Herzeliya, Israel 46700

> **Re:** **Pinpoint Advance Corp.**
> **Preliminary Proxy Statement on Schedule 14A Amendment No. 2**
> **Filed March 19, 2009**
> **Filing No. 000-52562**

Dear Mr. Baruch:

We have completed our review of your filing and related documents and have no further comments at this time.

Sincerely,

John Reynolds
Assistant Director

cc: Douglas S. Ellenoff, Esq.
Ellenoff Grossman & Schole LLP
Fax: (212) 370-7889